Stock Symbol:  RHOI

June 23, 2008

Ta Tanisha Meadows
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Rhino Outdoor International, Inc.
Item 4.01 Form 8K
Filed June 18, 2008
File No. 333-62690

Dear Ms. Meadows:

In response to your letter of June 19, 2008, we have enclosed an amended report on Form 8K which addresses your comments. With respect to comment # 4 of your letter, we are confirming our obligation to file a report on Form 8K within four days of the engagement of new auditors.

We acknowledge:
  the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and
  the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ta Tanisha Meadows
June 23, 2008

If you require any further information, or if this letter does not correctly reflect the substance of our telephone conversation, please advise

Very truly yours,

/s/ Howard Pearl
Howard Pearl
Chief Executive Officer